August 11, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	InnerWorkings, Inc.

Registration Statement on Form S-1

File No. 333-133950

Ladies and Gentlemen:

As Representatives of the several Underwriters of the proposed public offering of Common Stock of InnerWorkings, Inc. (the “Company”), we hereby join in the request of the Company for acceleration of the effective date of the above-referenced registration statement, requesting effectiveness at 12:00 p.m. (NYT) on August 15, 2005, or as soon as practicable thereafter.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED As Representatives of the several Underwriters

By:	/s/ John D. Tyree
Name:	John D. Tyree
Title:	Executive Director